February 12, 2025

Jing Tuang Kueh
Chief Executive Officer
GIBO Holdings Ltd.
Unit 2912, Metroplaza, Tower 2
223 Hing Fong Road, Kwai Chung, N.T.
Hong Kong

       Re: GIBO Holdings Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted January 31, 2025
           CIK No. 0002034520
Dear Jing Tuang Kueh:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4
Cover Page
Frequently Used Terms, page 4

1. We note from your revised disclosures in response to prior comment 2 that GIBO does not exclude dormant users from its cohort of registered users. Please tell us, and revise your disclosures to clarify, how you define a dormant user. Also, tell us the number or percentage of dormant users for each period presented. Lastly, revise your key operating metrics risk factor on page 74 to discuss the inclusion of dormant accounts in your total registered user metric.
 February 12, 2025
Page 2

Questions and Answers About the Proposal
What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of the Business Combination, page 10

2. In the table on page 11 you disclose 204,225,636 GIBO Shareholders (PubCo Class B
       Ordinary Shares) in Scenario A and 206,906,098 in Scenarios B, C, D and
E. Please
       revise.
3. We note your revised disclosures in response to prior comment 3. Please address the following:
           Revise the tables on page 11 and 12 to remove pro forma net tangible book value
           (NTBV), as adjusted and pro forma NTBV value per share, as adjusted line items, as they assume the de-SPAC transaction itself, which is not intended by the requirements of Item 1604(c) of Regulation S-K.
           Include a footnote to the table on page 11 to describe any potential sources of dilution that are not probable upon consummation of the Business Combination, such as public and private warrants.
           Revise the table on page 12 to remove the line item for pro forma equity value as it includes potential sources of dilution that are not probable upon consummation of the Business Combination. Refer to Item 1604(c)(1) of Regulation S-K.
           Revise BUJA's NTBV, as adjusted calculations on page 13 to include adjustments for the funds that will be released from the trust at each redemption level. Also, include an adjustment for Bukit Jalil's transaction costs that will be incurred in connection with the Business Combination as reflected your pro forma statement of operations.
           Revise to disclose BUJA's adjusted shares outstanding as of September 30, 2024 and include shares that will be issued upon conversion of the Rights as well as
           AGP Advisory shares.
           Remove the line item for BUJA's NTBV per share as of September 30, 2024 in the table on page 13 as this information is not required by Item 1604(c) of
           Regulation S-K.
           Include a footnote to the table on page 13 where you disclose BUJA's NTBV per share, as adjusted, to describe any potential sources of dilution that are not probable upon consummation of the Business Combination, such as public and private warrants.
           Revise the second table on page 13 to reflect BUJA's initial public offering price of $10.00 as disclosed in BUJA's Form S-1.
Summary of the Proxy Statement/Prospectus
BUJA Board's Reasons for the Approval of the Transactions, page 43

4. We note your response to prior comment 5 and reissue the comment. Please revise your prospectus summary to disclose the determination of the board of directors of the
       SPAC and the material factors that the board of directors considered in making such determination rather than including a cross-reference to such disclosure elsewhere in the proxy statement/prospectus. Refer to Item 1604(b)(2) of Regulation
S-K.
 February 12, 2025
Page 3

Risk Factors
We rely on a limited number of suppliers..., page 68

5.     Please file the sales and purchase agreement with Chinese Top Asset
Management
       Holdings as an exhibit to your proxy statement/prospectus. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 170

6. Please explain what the adjustments to ordinary shares subject to possible redemption and accumulated deficit as part of pro forma adjustment (B) represent and revise your disclosures as necessary.
7. Please explain why you recorded pro forma adjustment (J) as an increase to accumulated deficit and a decrease to additional paid-in capital or revise as necessary.
Global IBO Group Limited Consolidated Financial Statement, page F-53

8. Please update your financial statements or file the necessary representations as to why such update is not necessary as an exhibit to the filing. Refer to Item 8.A.4 of Form
       20-F and Instruction 2 thereto.
Global IBO Group Limited Unaudited Condensed Financial Statements
Unaudited Condensed Consolidated Statements of Cash Flows, page F-70

9. Please explain further the transactions discussed in Note 7 as it relates to capital contributions and related expenditures and clarify how each is reflected in your statement of cash flow. Ensure your response addresses the following:
           Explain why the $104.2 million capital contribution is not reflected in cash flows from financing activities. Refer to ASC 230-10-45-14.
           You state on page F-80 that the company "purchased" property plant and equipment valued at $63.2 million; however, your disclosures on page 68 and F-
           66, appear to indicate that you settled the payment for this purchase by issuing 4.0 million ordinary shares of GIBO. Clarify how this purchase was settled and revise your statement of cash flows to reflect this transaction in either investing cash flows or as a noncash investing activity, as applicable. Refer to ASC 230-10-45-
           13 and ASC 230-10-50-3.
           Clarify what is meant by your disclosure that state the company "disbursed $41 million for research and development expenditures by issuing shares to its shareholders." In this regard, we note your discussion of professional service agreements with BSE, DHD and TNI on page F-66, which indicate that you issued 2,562,500 shares valued at $41 million. As such, explain the inclusion of
           "non-cash" research and development expenses in cash flows from operating activities or revise as necessary.
 February 12, 2025
Page 4

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Yang Ge